IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KING PHARMACEUTICALS, INC., a Tennessee	)
Corporation, and ALBERT ACQUISITION CORP., a	)
Delaware Corporation,	)
)
Plaintiffs,	)
)
v.	)
	)	C.A. No. -
ALPHARMA INC., a Delaware Corporation, DEAN J.	)
MITCHELL, PETER G. TOMBROS, RAMON M. PEREZ, FINN	)
BERG-JACOBSEN, DAVID C. U’PRICHARD, and PETER W.	)
LADELL,	)
)
)
)
Defendants.	)
VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
          Plaintiffs King Pharmaceuticals, Inc. (“King”) and Albert Acquisition Corp. (“AAC”) (collectively, “Plaintiffs”), by and through their undersigned counsel, as and for their Complaint for declaratory and injunctive relief against Defendants Dean J. Mitchell, Peter G. Tombros, Ramon M. Perez, Finn Berg-Jacobsen, David C. U’Prichard, Peter W. Ladell (the “Individual Defendants”) and Alpharma Inc. (“Alpharma” or the “Company”) (collectively, “Defendants”), allege upon knowledge with respect to themselves and their own acts and upon information and belief as to all other matters, as follows:
Nature and Summary of the Action
     1. On July 31, 2008, King made an oral offer to purchase all of Alpharma’s shares for $33 per share — a 45% premium over the closing price on the day of King’s offer. This offer was confirmed in writing by letter dated August 4, 2008. Alpharma rebuffed King’s offer and shortly thereafter adopted a stockholder rights plan “in response to” the offer. In doing so, Alpharma’s Directors breached their fiduciary duties by instituting disproportionate and unreasonable defensive measures to thwart King’s bona fide, non-coercive, non-discriminatory, all-cash offer. Plaintiffs therefore bring this action for declaratory and injunctive relief preventing the Individual Defendants from invoking Alpharma’s recently implemented stockholder rights plan in order to obstruct, hinder or delay AAC’s now-pending tender offer and proposed merger (commenced concurrently with the filing of this Complaint, as discussed below), in further violation of their fiduciary duties to Alpharma’s stockholders.
     2. On September 12, 2008, after repeated overtures to Alpharma’s Chief Executive Officer and Board of Directors to purchase all of the outstanding shares of Alpharma Class A common stock (“Alpharma common stock”) at significant premiums, King commenced, through AAC, its wholly-owned subsidiary, an all-cash tender offer for all of the outstanding shares of Alpharma common stock (together with the associated preferred stock purchase rights) at a price of $37 per share (the “Offer”), representing a premium of 67% over the closing price of the Alpharma common stock on August 4, 2008 (the date of King’s initial private written proposal to Alpharma), and a premium of 54% over the last reported sales price ($24.04) for a share of Alpharma common stock on August 21, 2008 — the last full trading day before the public announcement of King’s proposal to acquire all such outstanding shares.
     3. The Offer is conditioned on, among other things, the redemption, removal or invalidation of Alpharma’s stockholder rights plan, the adoption of which was announced on September 2, 2008 (the “Poison Pill”). King intends, as soon as practicable following consummation of the Offer, to cause Alpharma to merge with AAC or another King subsidiary (the “Proposed Merger”). Contemporaneously with its announcement of the Offer and Proposed

Merger, AAC also announced its intention to commence a consent solicitation to replace Alpharma’s current Board of Directors with other nominees unless the current Board causes Alpharma to enter into a negotiated transaction with King and AAC, and to take certain other actions to facilitate consummation of the Offer and Proposed Merger in the event such actions are determined to be in the best interest of Alpharma’s stockholders (the “Consent Solicitation”).
     4. Defendants have previously expressed their opposition to being acquired by King. As noted above, Alpharma’s Board of Directors adopted a Poison Pill on September 1, 2008 in direct response to King’s previous offer to acquire all of the outstanding shares of Alpharma common stock for $33 per share, which may now be used to block the Offer. In light of Defendants’ previous resistance to an acquisition by King, Plaintiffs suspect that Defendants may also take steps to block the prospective Consent Solicitation.
     5. The Offer is non-coercive and fair to Alpharma’s stockholders, and is not subject to any financing condition. Further, the Offer and Proposed Merger do not pose any threat to the interests of Alpharma’s stockholders or to Alpharma’s corporate policy and effectiveness.
     6. Given the nature of the Offer and its substantial value to Alpharma’s stockholders, Defendants should not be permitted to deprive the stockholders of the opportunity to decide upon the merits of the Offer for themselves. As it did with respect to King’s initial offer to purchase all outstanding shares of Alpharma common stock, the adoption of the newly-minted Poison Pill likewise constitutes an unreasonable defensive response to the Offer and Proposed Merger, and violates the Individual Defendants’ fiduciary duties to Alpharma’s stockholders.
     7. For the same reasons, Defendants should not be permitted to impede, hinder or delay the consummation of the Offer, Proposed Merger or prospective Consent Solicitation by taking other defensive measures. Like the Poison Pill, any such obstructive tactics would deprive Alpharma’s stockholders of the opportunity to decide upon the merits of the Offer for themselves and would cause Plaintiffs irreparable injury as a result of losing the unique opportunity to acquire control of Alpharma.
The Parties
     8. Plaintiff King, a specialty pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products, is a corporation organized and existing under the laws of the State of Tennessee with its principal executive offices in Bristol, Tennessee. King is, and at all times relevant hereto has been, a stockholder of Alpharma.
     9. Plaintiff AAC is a wholly-owned subsidiary of King organized in 2008 under the laws of the State of Delaware for the purposes of making the Offer and Consent Solicitation and acquiring all of the outstanding shares of Alpharma common stock. AAC is also a stockholder of Alpharma.
     10. Defendant Alpharma is a Delaware corporation with its principal executive offices in Bridgewater, New Jersey. Alpharma is a global specialty pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals. The Individual Defendants are each members of Alpharma’s Board of Directors. With the exception of Mr. Mitchell — who serves as Alpharma’s President and Chief Executive Officer as well as its Executive Director — all of the Individual Defendants are non-executive directors.
Background
King’s Merger Overtures and Acquisition Proposal
     11. In early July 2008, Brian Markison, King’s Chairman, President and Chief Executive Officer, called Dean Mitchell, the President and Chief Executive Officer of Alpharma,

to invite Mr. Mitchell to a meeting in order to discuss, among other things, King’s interest in pursuing a business transaction with Alpharma.
     12. The two met on July 11, 2008, at which time Mr. Markison indicated that King was interested in pursuing a negotiated business combination in which King would acquire Alpharma. Mr. Mitchell responded by informally proposing a range of prices reflecting a very substantial premium to the market price for Alpharma common stock, and that any offer by King would have to replicate this range of premiums in order to gain his support. Mr. Markson indicated that, while King was prepared to offer a significant premium for Alpharma common stock and would be willing to discuss economics and structure, he did not believe that King was prepared to make an offer in the range of prices Mr. Mitchell had proposed. Nevertheless, Mr. Markison indicated his desire to enter into discussions with Alpharma as soon as possible.
     13. On July 15, 2008, Mr. Markison called Mr. Mitchell to reiterate (i) his interest in pursuing a transaction with Alpharma, (ii) his desire to enter into discussions as soon as possible and to commence due diligence, and (iii) his willingness to engage in further discussions with respect to the economics and structure of such transaction. He further reiterated that King was prepared to offer a significant premium for Alpharma common stock and wanted to engage in a cooperative dialogue as soon as possible, and inquired as to Mr. Mitchell’s preferred course of further exploring the possibility of a business combination. Mr. Mitchell agreed to discuss the matter with Alpharma’s Board of Directors at a meeting scheduled for the following week.
     14. On July 28, 2008, Mr. Mitchell informed Mr. Markison telephonically that he had discussed the matter with Alpharma’s Board, but reiterated that, in order to be seriously considered, any offer would have to reflect a very substantial premium in the range Mr. Mitchell had suggested on July 11th.

     15. On July 31, 2008, Mr. Markison orally indicated to Mr. Mitchell that King was interested in acquiring all of the outstanding shares of Alpharma common stock for $33 per share in cash, which represented a 45% premium to that day’s closing share price. Nevertheless, on August 1, 2008, Mr. Mitchell informed Mr. Markison that he had presented the offer to Alpharma’s Board, and that the Board had declined it.
     16. On August 4 and 5, 2008, Mr. Markison again approached Mr. Mitchell with King’s proposal, both orally and by letter, confirming King’s previous offer to acquire all of the outstanding shares of Alpharma common stock for $33 per share in cash, representing a 49% premium over the closing share price for Alpharma common stock on August 4, 2008, and a 40% premium over the average closing price of Alpharma common stock during the preceding one-month period. After reportedly conferring with the Alpharma Board, Mr. Mitchell again rejected King’s proposal on August 21, 2008, on the purported ground that the $33 per share offer did not adequately reflect the inherent value of the Company.
     17. On August 22, 2008, Mr. Markison sent a second letter to Mr. Mitchell confirming King’s proposal to purchase all of the outstanding shares of Alpharma common stock for $33 per share, this time copying Alpharma’s Board of Directors directly and disclosing the contents of the letter publicly through a press release, a copy of which is attached hereto as Exhibit A. The letter noted that, as of August 22, 2008, the offer price represented a 37% premium over the closing price of Alpharma common stock on August 21, 2008, a 49% premium over the closing price of Alpharma common stock on August 4, 2008 (the date of King’s initial written offer), and a premium in excess of 38% over the average closing price of Alpharma common stock during the preceding one-, three-, and 12-month periods ended August 21, 2008.

At this point, Mr. Markison indicated that King was prepared to take its proposal directly to Alpharma’s stockholders if the parties were unable to reach a negotiated agreement.
     18. The same day, Mr. Mitchell sent a letter to Mr. Markison explaining that Alpharma was not for sale, but that the Alpharma Board of Directors would consider seriously any bona fide proposal that reflected the “fair value” of the Company. The letter did not state what “fair value” would be. Mr. Mitchell disclosed the contents of the letter publicly through a press release, a copy of which is attached hereto as Exhibit B. Just over one week later, on September 2, 2008, Alpharma announced that its Board had adopted the Poison Pill in response to King’s offer.
     19. Also on September 2, 2008, King’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), contacted Alpharma’s financial advisor, Banc of America Securities LLC (“Banc of America”), and indicated its belief that King would be prepared to raise its offer price by a meaningful amount. Credit Suisse also reaffirmed King’s desire to engage in discussions with Alpharma regarding the proposed business combination and to conduct a confirmatory due diligence review of non-public information relating to Alpharma. Banc of America informed Credit Suisse that Alpharma would respond within a few days.
     20. On September 4, 2008, Credit Suisse again contacted Banc of America and communicated that King would consider increasing its offer price to $37 per share of Alpharma common stock in cash. Credit Suisse further reiterated King’s desire to discuss the proposed business combination with Alpharma and conduct confirmatory due diligence. Later that same day, Banc of America informed Credit Suisse that, if King agreed in writing to increase its offer to $37 per share, Alpharma would conduct a sale process in which King would be invited to participate.

     21. That afternoon, at King’s request, Credit Suisse informed Banc of America that King would be willing to negotiate and enter into a merger agreement with Alpharma at the proposed price of $37 per share, and would be amenable to including a “go-shop” mechanism in the merger agreement whereby Alpharma would be permitted, after the signing of the merger agreement, to actively solicit third-party offers for Alpharma during an agreed-upon period of time. Credit Suisse further noted that such an arrangement would secure for Alpharma’s stockholders an offer price representing a substantial premium for their shares of Alpharma common stock, while simultaneously permitting Alpharma to actively seek higher offers, if any, from third parties. Banc of America stated that it would convey the proposal to Alpharma and respond promptly.
     22. On September 5, 2008, Banc of America informed Credit Suisse that Alpharma’s Board of Directors was planning to meet over the coming weekend, and that Alpharma would respond to King’s latest proposal once its Board of Directors had evaluated the proposal terms.
     23. On September 8, 2008, Banc of America contacted Credit Suisse and indicated that Alpharma would agree to negotiate and enter into a merger agreement with King on the condition that King increase its offer price to a range reflecting the very substantial premiums that Mr. Mitchell had proposed to Mr. Markison on July 11, 2008, prior to King’s initial offer. After noting that (i) King had already increased its original offer price by a significant amount, and (ii) Alpharma was simply revisiting a range of premiums that King had already deemed higher than it was prepared to offer, Credit Suisse requested that Alpharma reconsider its demand and propose an offer price to which both parties could conceivably be amenable, and which would enable the parties to enter into an agreement in a expeditious manner. Banc of

America informed Credit Suisse later that same day that Alpharma’s Board was meeting on September 9, 2008 to discuss the matter and would respond thereafter.
     24. On September 9, 2008, Banc of America informed Credit Suisse that Alpharma had rejected King’s offer price of $37 per share, even if the merger agreement would contain a “go-shop” provision, and instead referred to a possible price per share that was close to but slightly below the range that Mr. Mitchell had first mentioned to Mr. Markison on July 11, 2008, approximately two months earlier. Later that day, after discussing the matter with King’s management, Credit Suisse informed Banc of America that King was not prepared to raise its offer and encouraged Alpharma to reconsider its desired price.
     25. On September 10, 2008, Banc of America informed Credit Suisse that Alpharma’s desired price remained unchanged from the day before and that Alpharma would not enter into merger discussions at King’s offer price of $37 per share. Later that evening, following discussions with King’s management, Credit Suisse informed Banc of America that, unless Alpharma reconsidered its position, King was planning to (i) send to Alpharma’s Board of Directors the following day a written proposal to acquire all of the outstanding shares of Alpharma common stock at $37 per share in cash, (ii) disclose the offer publicly and (iii) take the offer directly to Alpharma’s stockholders.
     26. On September 11, 2008, Mr. Markison sent a letter to Mr. Mitchell and Alpharma’s Board of Directors noting King’s disappointment that Alpharma’s Board had rejected King’s increased offer of $37 per share and indicating that, while King would prefer to work cooperatively with Alpharma’s Board to complete a negotiated transaction, King’s Board of Directors had authorized management to commence a tender offer to purchase all of the outstanding shares of Alpharma common stock for $37 per share in cash, which King intended to commence promptly. The letter, which was made public through a press release (a copy of which is attached hereto as Exhibit C), also noted that the offer price of $37 per share represents a premium of 67% over the closing price of the Alpharma common stock on August 4, 2008, the date of King’s initial private written proposal to Alpharma, and a premium of 54% over the closing price on August 21, 2008, the last trading day prior to public disclosure of King’s initial proposal. Finally, the letter indicated that King and its advisors were ready and willing to meet with the Alpharma Board and its representatives to complete the transaction promptly.
     27. On September 12, 2008, King commenced the Offer and filed this lawsuit.
The Poison Pill
     28. On September 2, 2008, Alpharma announced in a press release that, in response to King’s offer to buy all outstanding shares of Alpharma common stock for $33 per share, the Alpharma Board of Directors had adopted the Poison Pill, which effectively allows the Board unilaterally to block acquisition offers, even those providing substantial benefits to Alpharma’s stockholders. Specifically, the press release stated that Poison Pill “[was] adopted in response to King Pharmaceuticals, Inc.’s unsolicited offer to acquire all of the outstanding shares of Alpharma for $33.00 per share.” See September 2, 2008 Press Release, attached hereto as Exhibit D. The Poison Pill and the associated rights of stockholders pursuant thereto are described in Alpharma’s Registration Statement on Form 8-A, dated September 5, 2008.
     29. According to the Registration Statement, on September 1, 2008, Alpharma’s Board declared a dividend of one preferred share purchase right per share of Alpharma common stock (a “Right”), payable to each of Alpharma’s stockholders of record as of September 12, 2008. Each Right entitles the registered holder to purchase a unit of a new issue of Alpharma’s preferred stock, amounting to one one-thousandth of a share of such stock, at a price of $65 per unit. If the Rights are “triggered” — inter alia, by an acquisition of 15% or more of Alpharma’s common stock — each holder of a Right will be able to exercise the Right to receive Alpharma common stock (or in certain circumstances, cash, assets or other securities of Alpharma) having a market value of twice the then-current exercise price of such Right. Under a “sterilizing” provision of the Poison Pill, in the event of an unsolicited takeover, any Rights held by the acquiror will be null and void.
     30. Under the terms of the Poison Pill, Alpharma’s Board of Directors can redeem the Rights at a redemption price of $.01 per Right or, alternatively, can amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Merger.
     31. The Poison Pill, at a minimum (and aside from the prohibitively expensive effect of its triggering), enables the Alpharma Board to stall the closing of any tender offer for a significant period of time, regardless of the interests of Alpharma’s stockholders. This potential delay is especially unjustified in this case, given the non-coercive nature of AAC’s Offer and the substantial benefits it would generate for Alpharma’s stockholders. Given the nature and value of the Offer, the Alpharma Board should redeem the Rights or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Merger, so that Alpharma’s stockholders can decide upon the merits of the Offer for themselves.
The Offer, Proposed Merger and Consent Solicitation
     32. On September 12, 2008, AAC commenced a tender offer for all outstanding shares of Alpharma common stock (together with Rights issued in connection with the Poison Pill), at the price of $37 per share (and associated Right) net to the seller in cash. The Offer is conditioned, inter alia, upon the (a) valid tender of a majority of the outstanding shares of

Alpharma common stock on a fully diluted basis and (b) redemption, invalidation or inapplicability of the Poison Pill, and is not subject to any financing condition.
     33. King intends, as soon as practicable following consummation of the Offer, to propose and seek to have Alpharma consummate a merger with AAC or another direct or indirect wholly-owned subsidiary of King. The purpose of the Proposed Merger is to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each such share (other than those held by stockholders who perfect appraisal rights) would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.
     34. At the same time it commenced the Offer, AAC announced its intention, unless Alpharma’s current Board of Directors causes Alpharma to enter into a negotiated transaction with King and AAC, to file preliminary consent solicitation materials with the Securities and Exchange Commission for use in connection with the solicitation of written consents from Alpharma’s stockholders to, among other things, remove each current member of Alpharma’s Board of Directors and elect six nominees of AAC to serve as directors of Alpharma. Subject to their fiduciary duties, the AAC nominees would be expected to redeem the Poison Pill or make it otherwise inapplicable to the Offer and Proposed Merger, and to take any other appropriate action to facilitate consummation of the Offer and Proposed Merger, to the extent that such steps are determined to be in the best interest of Alpharma’s stockholders.
     35. AAC’s Offer is clearly in the best interests of Alpharma’s stockholders. It is an all-cash offer available to all of Alpharma’s stockholders for all outstanding shares of Alpharma common stock and is not subject to any financing condition. It is neither “front-end loaded” nor otherwise coercive in nature. Moreover, it provides Alpharma’s stockholders with the opportunity to realize a substantial premium over the market price of their shares.
     36. The Offer, Proposed Merger and prospective Consent Solicitation do not pose any threat to the interests of Alpharma’s stockholders or to Alpharma’s corporate policy and effectiveness.
     37. The Offer and Proposed Merger cannot be completed successfully unless Alpharma’s Board of Directors redeems or invalidates the Poison Pill.
     38. As noted supra, Alpharma’s President and Chief Executive Officer, Dean Mitchell, has previously and repeatedly expressed resistance to an acquisition by King. On three separate occasions from July 31, 2008 through August 22, 2008, King’s Chairman, President and Chief Executive Officer offered to acquire all of the shares of Alpharma common stock at substantial premiums, but each time was rebuffed by Mr. Mitchell, purportedly after Mr. Mitchell had caucused with the Alpharma Board. In response to King’s third and final effort, Mr. Mitchell indicated that Alpharma was not for sale, but that the Board would nonetheless consider an offer reflecting the “fair value” of the Company.
Irreparable Harm
     39. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court’s equitable powers will Plaintiffs and Alpharma’s other stockholders be protected from immediate and irreparable injury. Unless the Court enjoins the application of Alpharma’s Poison Pill to AAC’s Offer and Proposed Merger and enjoins Defendants from impeding the Offer, Proposed Merger or prospective Consent Solicitation by any other measures, Alpharma’s stockholders will be deprived of the opportunity to decide for themselves whether or not to accept the Offer, and thereby realize full and fair value on their shares of Alpharma common stock. Moreover, Plaintiffs will be precluded from consummating the Offer, which is conditioned on the redemption or invalidation of the Poison Pill, will be denied any meaningful access to or control over the assets of Alpharma, and will be hindered in or prevented from exercising their fundamental rights as stockholders under Delaware law. Should that occur, Plaintiffs will have lost the unique opportunity to acquire Alpharma, and Alpharma’s other stockholders will have lost the opportunity to sell their shares at a substantial premium.
Count I

(Breach of Fiduciary Duty)
     40. Plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 39 of this Complaint as if fully set forth herein.
     41. The Individual Defendants have fiduciary duties to Alpharma’s stockholders, including the duty to act with due care and the utmost good faith and loyalty.
     42. AAC’s Offer is not subject to any financing condition; it is non-coercive and non-discriminatory; it is fair to Alpharma’s stockholders; and it represents a substantial premium over the market price of Alpharma common stock. Further, the Offer, Proposed Merger and prospective Consent Solicitation pose no threat to the interests of Alpharma’s stockholders or to Alpharma’s corporate policy or effectiveness.
     43. The Individual Defendants’ adoption of the Poison Pill, which, absent judicial equitable relief, would prevent Alpharma’s stockholders from deciding for themselves whether or not to accept the Offer, is not proportionate to any threat posed by, nor within the range of reasonable responses to, either King’s initial proposals to acquire all of the outstanding shares of Alpharma common stock or the Offer and Proposed Merger, and thus constitutes a breach of the Individual Defendants’ fiduciary duties to Alpharma’s stockholders. Plaintiffs seek to enjoin the Individual Defendants from continuing to breach their fiduciary duties.

     44. The Individual Defendants’ continued refusal to redeem the Rights or to render the Poison Pill inapplicable to the Offer and Proposed Merger is an unreasonable and disproportionate response to the Offer and Proposed Merger, which pose no threat to the interests of Alpharma’s stockholders or to Alpharma’s corporate policy and effectiveness. The Individual Defendants’ continued refusal to redeem the Rights or to render the Poison Pill inapplicable to King’s Offer and Proposed Merger has no economic justification and serves no legitimate purpose.
     45. The unlawful actions of the Individual Defendants will deprive Alpharma’s stockholders of the opportunity to decide for themselves whether or not to accept the Offer and will deprive Plaintiffs of the opportunity to proceed with the Offer and Proposed Merger. Accordingly, the unlawful actions of the Individual Defendants are causing and will cause Plaintiffs and Alpharma’s other stockholders irreparable harm. The loss of these opportunities, which are unique, constitutes irreparable harm that cannot be adequately remedied later or through monetary damages.
Count II

(Declaratory and Injunctive Relief)
     46. Plaintiffs repeat, reaver and incorporate each averment contained in Paragraphs 1 through 45 of this Complaint as if fully set forth herein.
     47. The Individual Defendants have fiduciary duties to Alpharma’s stockholders, including the duty to act with due care and the utmost good faith and loyalty.
     48. The adoption of any additional defensive measures against the Offer, Proposed Merger or prospective Consent Solicitation, or that would prevent a future board of directors from exercising its fiduciary duties — including, but not limited to, amendments to, or extension or renewal of, the Poison Pill, amendments to Alpharma’s bylaws, pursuit of alternative transactions with substantial breakup fees and/or lockups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation agreements with substantial payments triggered by a change in control — would itself be a breach of the Individual Defendants’ fiduciary duties to Alpharma’s stockholders.
     49. The adoption of any such defensive measures would prevent Alpharma’s stockholders from having the opportunity to decide whether to tender their shares and would thereby cause Plaintiffs and Alpharma’s other stockholders irreparable harm.
     50. Unless the Individual Defendants are restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Offer and Proposed Merger will be forever lost. The injury to Plaintiffs and Alpharma’s other stockholders will not be compensable in money damages. Plaintiffs have no adequate remedy at law.
          WHEREFORE, Plaintiffs pray that this Court:
          (a) declare that the Individual Defendants have breached their fiduciary duties to Alpharma’s stockholders under Delaware law by adopting the Poison Pill and by failing to render the Poison Pill inapplicable to the Offer and Proposed Merger or by failing to redeem the Rights;
          (b) compel the Individual Defendants to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the Offer and the Proposed Merger, and enjoin Alpharma, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with Plaintiffs’ voting rights or in any other way discriminate against Plaintiffs in the exercise of their rights with respect to their Alpharma stock;
          (c) enjoin Alpharma, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Alpharma’s stockholders to consider and make their own determination as to whether to accept the terms of the Offer or to give or withhold consent to the terms of the Consent Solicitation, or taking any other action to thwart or interfere with the Offer, Proposed Merger or Consent Solicitation;
          (d) declare that the adoption of any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Offer, Proposed Merger or Consent Solicitation constitutes a breach of the Individual Defendants’ fiduciary duties;
          (e) enjoin the Defendants, their directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Offer, Proposed Merger or Consent Solicitation;
          (f) award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ fees; and

          (g) grant such other relief as this Court shall deem appropriate.

Allen M. Terrell, Jr. (#709)
Lisa A. Schmidt (#3019)
Blake Rohrbacher (#4750)
Jillian M. Grob (#5097)
RICHARDS, LAYTON & FINGER P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19899
(302) 651-7700

Counsel for Plaintiffs King Pharmaceuticals, Inc. and Albert Acquisition Corp.
OF COUNSEL:
Robert C. Myers
Richard W. Reinthaler
Matthew L. DiRisio
DEWEY & LEBOEUF LLP
1301 Avenue of the Americas
New York, New York 10019-6092
(212) 259-8000
Dated: September 12, 2008

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